As filed with the Securities and Exchange Commission on June 26, 2020	Number: 333-166078

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3 TO FORM F-6

 REGISTRATION STATEMENT

 Under

 THE SECURITIES ACT OF 1933

For American Depositary Shares Evidenced by American Depositary Receipts

ENEOS HOLDINGS, INC.

 (f/k/a JXTG HOLDINGS, INC.)

(Exact name of Issuer of deposited securities as specified in its charter)

Japan

(Jurisdiction of Incorporation or organization of Issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS

 (Exact name of depositary as specified in its charter)

60 Wall Street, New York, New York 10005

Tel. No.: (212) 250-9100

(Address, including zip code, and telephone number of depositary's principal offices)

DEUTSCHE BANK TRUST COMPANY AMERICAS

60 Wall Street

New York, New York 10005 (212) 250-9100

(Address, including zip code, and telephone number of agent for service)

Copy to:

DEUTSCHE BANK TRUST COMPANY AMERICAS

60 Wall Street

New York, New York 10005

It is proposed that this filing become effective under Rule 466

☒ immediately upon filing                   ☐ on ____ at ____ a.m. (EST)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing two (2) shares of common stock of Eneos Holdings, Inc.	N/A	N/A	N/A	N/A

This Post-Effective Amendment No. 3 is being filed to reflect a change in the name of the issuer. To effect this change this Post-Effective Amendment No. 3 includes the filing of an amendment and restatement of the Agreement between Deutsche Bank Trust Company Americas, as depositary (the "Depositary") and all holders from time to time of American Depositary Receipts evidencing American Depositary Shares that is contained in the form of the American Depositary Receipt itself (constituting the Prospectus). The existing Prospectus is being replaced in its entirety by the Prospectus filed with this Post-Effective Amendment No. 3 and the amended and restated terms thereof are applicable to all currently outstanding and hereafter issued American Depositary Shares.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Required Information	Location in Form of Receipt Filed Herewith as Prospectus
1. Name of depositary and address of its principal executive office	Face of Receipt – introductory paragraph
2. Title of Receipts and identity of deposited securities	Face of Receipt – top center
Terms of Deposit:
(i) The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – upper right corner
(ii) The procedure for voting the deposited securities	Reverse of Receipt – Articles 11 and 13
(iii) The procedure for collecting and distributing dividends	Reverse of Receipt – Articles 12 and 18
(iv) The procedures for transmitting notices, reports and proxy soliciting material	Reverse of Receipt – Articles 11 and 15
(v) The sale or exercise of rights	Reverse of Receipt – Articles 12 and 13
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Reverse of Receipt – Articles 12 and 15
(vii) Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Articles 17 and 18 (no provision for extension)
(viii) The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt – Article 3
(ix) Restrictions upon the right to transfer or withdraw the underlying securities	Face of Receipt – Article 1, 2, 4 and 6; Reverse of Receipt – Articles 14, 15 and 18
(x) Limitation on the depositary’s liability	Face of Receipt – Article 1, 2, 4 and 7; Reverse of Receipt – Articles 11, 12, 14, 15, 16, 18 and 21
3. Fees and charges that a holder of Receipts may have to pay, either directly or indirectly	Reverse of Receipt – Article 19

Item 2.  AVAILABLE INFORMATION

Required Information	Location in Form of Receipt Filed Herewith as Prospectus
(b) Statement that as of the date of the establishment of the program for issuance of Receipts by the Depositary, the Depositary has a good faith belief (after limited investigation), that the issuer of the Deposited Securities publishes information in English required to maintain the exemption from registration under Rules 12g3-2(b) under the Securities Exchange Act of 1934 on its internet website or through an electronic information delivery system generally available to the public in its primary trading market.	Face of Receipt – Article 8

Prospectus

THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED HERETO AS EXHIBIT (A) CONSTITUTE THE PROSPECTUS RELATING TO SUCH AMERICAN DEPOSITARY RECEIPTS, IN ACCORDANCE WITH GENERAL INSTRUCTION III.B OF FORM F-6 OF THE SECURITIES AND EXCHANGE COMMISSION

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)                Copy of Agreement - The Agreement between the Depositary and all holders from time to time of American Depositary Receipts evidencing American Depositary Shares registered hereunder is contained in the form of the American Depositary Receipt itself, constituting the Prospectus filed as a part of this Registration Statement.

(b)                Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

(c)                Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

(d)                Opinion of counsel to the Depositary as to the legality of the securities to be registered. Previously filed.

(e)                Certification under Rule 466.

Item 4. UNDERTAKINGS

(a)                 The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)                If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 3 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, as of June 25, 2020.

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares of the foreign private issuer whose name is set forth on the facing page of this Registration Statement on Form F-6

By:	DEUTSCHE BANK TRUST COMPANY AMERICAS, Depositary

By:	/s/ Michael Fitzpatrick
	Name:	Michael Fitzpatrick
	Title:	Vice President

By:	/s/ Kelvyn Correa
	Name:	Kelvyn Correa
	Title:	Director

INDEX TO EXHIBITS

Exhibit

Number

(a) Form of ADR

(e) Rule 466 Certification